Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 24, 2015

Ahold

DELHAIZE GROUP

Albert Heijn

etos

Gall & Gall

bol.com

albert

pingo doce

Stop&Shop

Giant

GIANT

MARTIN'S

Peapod

FOOD LION

Hannaford

DELHAIZE

AB Βασιλόπουλος
...και του πουλιού το γάλα!

Tempo

Tom & Co

red market

MEGA IMAGE

MAXI

SUPER INDO

•
International retailing group, based in the
Netherlands, and founded in 1887 when Albert Heijn
opened the first store in Oostzaan
•
Operates over 3,200 supermarkets, convenience
stores, drugstores and wine and liquor stores, online
grocery and non-food
•
Active in the Netherlands, Belgium, Germany, the
United States and the Czech Republic. Ahold
also
holds a 49% interest in a Portuguese JV
•
Market-leader in the Netherlands and the fifth biggest
food retailer in the United States
•
As of 2014, Ahold
employed 227,000 people and
delivered net sales of €32.8 billion
•
An AEX-listed company on Euronext
Amsterdam (AH)
•
International food retailer headquartered in Belgium,
active in seven countries on three continents (Europe,
North America, Asia)
•
Founded in Belgium in 1867 by the Delhaize brothers
•
Operates more than 3,400 stores, including directly
operated stores, franchised and affiliated stores in the
United States, Belgium & Luxembourg, Greece, Serbia,
Romania. Delhaize Group also holds a 51% interest in
Super Indo, a joint venture in Indonesia
•
Store formats include supermarkets (and
hypermarkets), convenience and speciality stores
•
At the end of 2014, Delhaize Group employed close to
150,000 people worldwide and delivered net sales of
€21.4 billion
•
Listed on Euronext
Brussels (DELB) and NYSE (DEG)
Key Brands
Key Brands
?
FAST FACTS
Corporate Overview
Corporate Overview

Key Figures (FY2014)
Key Figures (FY2014)
Geographical Footprint in Key Markets
Geographical Footprint in Key Markets
Net Sales
€32.8bn
Underlying Operating Income
€1.3bn
with underlying margin of 3.9%
Free cash flow
€1.1bn
Market cap
c.
€15.5bn
Stores worldwide
3,206
Associates worldwide
227,000
Net Sales
€21.4bn
Underlying Operating Income
€0.8bn
with underlying margin of 3.6%
Free cash flow
€0.8bn
Market cap
c.
€8.1bn
Stores worldwide
3,402
Associates worldwide
c.
150,000
USA
The Netherlands
Including Belgium and
Germany
Czech Republic
Net Sales
€19.6bn
Net Sales
€11.7bn
Net Sales
€1.5bn
Figures correct at FY 2014
Underlying operating
margin
3.8%
Underlying operating
margin
4.9%
Underlying operating
margin
1.2%
Stores
768
Associates
115,000
Stores
2,105
97,000
Associates
Stores
333
Associates
15,000
Associate figures have been rounded to nearest thousand
USA
Belgium &
Luxembourg
South Eastern
Europe
Net Sales
€13.4bn
Net Sales
€4.9bn
Net Sales
€3.1bn
Figures correct at FY 2014
Underlying operating
margin
4.1%
Underlying operating
margin
2.4%
Underlying operating
margin
4.4%
Stores
1,295
Associates
97,000
Stores
880
Associates
16,000
Stores
1,105
Associates
31,000
Associate figures have been rounded to nearest thousand
?
FAST FACTS

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated;

the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.